650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

August 12, 2015

Via EDGAR and Overnight Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng Gabriel Eckstein Kathleen Collins Eiko Yaoita Pyles

Re:	Nutanix, Inc. Draft Registration Statement on Form S-1 Submitted July 1, 2015 CIK No. 0001618732

Ladies and Gentlemen:

On behalf of our client, Nutanix, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 28, 2015, relating to the above-referenced Confidential Draft Registration Statement on Form S-1. We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on July 1, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

Prospectus Summary

Overview, page 1

1.

Refer to the second paragraph in this section. Please clarify your relationship to Google, Facebook and Amazon and explain the basis for naming these companies in your summary. To the extent you have included these companies for reasons other

AUSTIN   BRUSSELS  GEORGETOWN, DE  HONG KONG  NEW YORK  PALO ALTO  SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC

Division of Corporation Finance

August 12, 2015

than describing your business relationships—for example, to describe the convergence industry generally—please consider removing these names from your summary discussion, which should be limited to key aspects of your offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement to remove the references to Google Inc., Facebook, Inc. and Amazon.com, Inc.

2.	For a more balanced discussion of your business, please disclose your accumulated deficit for the latest period. Include similar disclosure elsewhere as appropriate, such as in the business and/or MD&A sections.

In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 59 and 82 of the Registration Statement to disclose its accumulated deficit as of April 30, 2015.

Competitive Strengths, page 4

3.	Please tell us your bases for the statements in the fourth bullet point in this section that you have high customer loyalty, strong customer references, and accelerated repeat purchasers. Quantify the disclosure where possible.

The Company advises the Staff that the Company believes that it has high end-customer loyalty due primarily to the Company’s high percentage of end-customers who have made a repeat purchase and the Company’s high Net Promoter Score (as referenced below in the response to Comment 4), which is a measure of whether end-customers are likely to recommend the Company’s product to a friend or colleague, as well as generally positive end-customer feedback that the Company receives in the ordinary course of business. In addition, with respect to accelerated repeat purchases, the Company advises the Staff that, as disclosed in the Registration Statement, as of April 30, 2015, 80% of the Company’s end-customers who have been with the Company for 18 months or more have made a repeat purchase, and repurchase orders are often a multiple of the original order value. The Company has revised the disclosure on pages 5 and 88 of the Registration Statement to add the percentage of end-customers who have been with the Company for 18 months or more that have made a repeat purchase.

4.	In the fourth bullet point, please briefly explain what “net promoter score” is and who calculates it and disclose why you believe that a score of 90 is an industry best. We note your disclosure on page 85 in this regard.

In response to the Staff’s comment, the Company has revised the disclosures on pages 4, 5 and 88 of the Registration Statement to explain what a Net Promoter Score is, how it is calculated (including that it is based on Company customer surveys and is automatically calculated and tracked by the Company’s support analytics system), and to state that it believes that its score is among the industry best and the reasons for such belief.

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August 12, 2015

Risk Factors

Risks Related to Our Business and Industry, page 13

5.	According to your disclosure on page F-9, it appears that you were dependent on a single channel partner for fiscal year 2014. We also note your disclosure on page 94. Please include an appropriate risk factor and tell us how you determined that the channel partner agreement is not required to be filed.

The Company advises the Staff that it does not believe that its business is dependent on any single channel partner. While Carahsoft Technology Corp. (“Carahsoft”) represented 38%, 23%, 36% and 24% of the Company’s total revenue for the fiscal years ended July 31, 2013 and 2014, and the nine months ended April 30, 2014 and 2015, respectively, and Promark Technology Inc. (“Promark”) represented 15% of the Company’s total revenue for the nine months ended April 30, 2015, the Company’s relationships with these and other channel partners are not exclusive. The Company advises the Staff that the large majority of the Company’s total revenue is based on the sales activities initiated by the Company’s sales and marketing teams, and not sales activities initiated by the Company’s channel partners. While the Company continues to utilize channel partners to fulfill orders from end-customers, the Company believes that if a relationship with one of these channel partners were to terminate, the Company would be able to fulfill the orders from the end-customers that are currently served by these channel partner through a different channel partner. In addition, the Company does not believe that the relationships between these channel partners and the Company’s end-customers are exclusive. The Company does not believe that the loss of any one channel partner would materially adversely affect its business, operating results or financial condition.

The Company also advises the Staff that the agreements the Company enters into with its channel partners, including Carahsoft and Promark, are entered into in the ordinary course of the Company’s business. As discussed above, the Company does not believe its business is substantially dependent on its contracts with any one channel partner. As a result, the Company does not believe that any of its agreements with its channel partners, including Carahsoft and Promark, are material agreements required to be filed under Item 601(b)(10) of Regulation S-K.

We rely on a limited number of suppliers..., page 21

6.	We note that in some cases you are dependent on sole source suppliers for key components in your products. Please include an expanded discussion of your sole-source supplier agreements in the business section and the extent to which you are materially dependent on one or more of these agreements.

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August 12, 2015

The Company advises the Staff that while the Company’s products do, in certain cases, incorporate components that are provided by a single source supplier, the Company does not have agreements with any such single source suppliers, as these components are purchased directly by the Company’s hardware product manufacturer, Super Micro Computer, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance

Continued Purchases and Upgrades within Existing Customer Base, page 60

7.	According to your disclosure on page 58, when end-customers purchase a platform, they also purchase one or more years of support and maintenance. Please clarify how you account for support and maintenance purchases when calculating the percentage of end-customers that have made repeat purchases and the amount of total lifetime orders on page 60.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Registration Statement to clarify how the Company accounts for the support and maintenance purchases when calculating the percentage of end-customers that have made repeat purchases and the amount of total lifetime orders.

Changes in Product Mix and Associated Accounting Impact, page 60

8.	We note that shifts in the mix of whether your solutions are sold as an appliance or as software-only could result in fluctuations in your revenue and gross margins. For each period presented, tell us what percentage of your sales was appliance versus software-only. To the extent that your sales are shifting toward software-only, which appears to be the case in fiscal 2015, tell us what impact this shift has had on your revenues and gross margin and how you considered including a quantified discussion of such impact in your results of operations discussion. Refer to Item 303(a)(3)(ii) of Regulation S-K and item III.B of SEC Release 33-8350.

The Company advises the Staff that substantially all of the Company’s revenue for the periods presented has been derived from the sales of its solutions as an appliance, which includes hardware and software that together deliver the essential functionality of the Company’s product. During the fiscal years ended July 31, 2013 and 2014 and the nine months ended April 30, 2014 and 2015, software-only solutions accounted for less than 1% of the Company’s total revenue in each of those periods.

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August 12, 2015

The Company further advises the Staff that in determining the appropriateness of a quantified discussion of changes in the Company’s total revenue and gross margins, the Company considered both Item 303(a)(3)(ii) of Regulation S-K, and Section III.B of SEC Release 33-8350 and determined that this shift has not had a material impact for the periods presented. However, to the extent that software-only sales increase in the future and such sales have a material effect on the Company’s operating performance, the Company intends to disclose any such material impacts in the Company’s discussion of its results of operations.

Quarterly Results of Operations

Quarterly Revenue Trends, page 70

9.	We note that “Support and other services” revenue has increased at a greater rate than “Product” revenue. Please provide a discussion of the reason for this increase and its impact. Refer to Item 303(a)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Registration Statement to provide additional discussion regarding the reasons for the increase in support and other services as compared to product revenue.

Critical Accounting Estimates

Common Stock Valuations, page 77

10.	We note that, in valuing your common stock, you used the income approach and market approach. Please revise to include the nature of the material assumptions used in these approaches. In addition, please disclose the extent to which the estimates are considered highly complex and subjective. Similar disclosures should be made with regard to the option pricing and probability weighted expected return methods used to allocate the equity value to the common stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Registration Statement to include additional detail on the nature of the material assumptions used in the valuation methodologies, including the extent to which the estimates are considered highly complex and subjective.

Business, page 79

11.	We note your reference to the OEM partnership with Dell Inc. here and elsewhere in your prospectus. Please expand your disclosure to provide a materially complete discussion of your OEM partnerships, including your relationship with Dell.

Division of Corporation Finance

August 12, 2015

In response to the Staff’s comment, the Company has revised the disclosures on page 98 of the Registration Statement to provide additional discussion of the Company’s OEM partnerships, including its relationship with Dell Inc.

12.	You disclose on pages 19 and 24 that you are dependent on sales to government organizations and that such entities may be able to terminate contracts for convenience. Please disclose the portion of the government contracts that are subject to renegotiation or termination at the election of the government. Refer to Item 101(c)(1)(ix) of Regulation S-K.

The Company advises the Staff that it does not believe that any material portion of its government contracts are subject to renegotiation or termination at the election of the government. The Company has revised the disclosure on page 19 of the Registration Statement accordingly.

Overview, page 79

13.	Regarding the disclosure in the last paragraph on page 79 and in the last full paragraph on page 83, please provide a more detailed explanation using plain language of how your models operate. Also explain the validation process used by IDC for the model on page 79 and disclose whether it was commissioned by you.

In response to the Staff’s comment, the Company has revised the disclosures on pages 82, 86 and 87 of the Registration Statement to provide a more detailed explanation using plain language of how the Company’s models operate, the IDC validation process and that IDC was commissioned by the Company to validate the models.

Our End-Customers, page 94

14.	Please disclose the specific revenue percentages represented by Carashoft Technology Corp. and Promark Technology Inc.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Registration Statement to include the specific revenue percentages as requested.

Facilities, page 97

15.	You state that you entered into two lease agreements that expire March 2018. One of the agreements appears to have been filed as exhibit 10.14. Please confirm that you will file the other lease agreement or advise.

Division of Corporation Finance

August 12, 2015

In response to the Staff’s comment, the Company has included the second lease agreement as Exhibit 10.15 to the Registration Statement.

Management

Compensation Committee Interlocks and Insider Participation, page 103

16.	We note your reference to the section titled “Certain Relationships and Related Party Transactions.” Please expand your disclosure in this section to include the dates, number of shares and aggregate purchase price of the transactions with the entities affiliated with Messrs. Mhatre and Parks, in accordance with Item 404(a) of Regulation S-K. Refer to Item 407(e)(4)(i)(C) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Registration Statement to include the dates, number of shares and aggregate purchase price of the transactions with the entities affiliated with Messrs. Mhatre and Parks.

Executive Compensation

Employee Benefit and Stock Plan

Executive Bonus Plan, page 116

17.	Please file a copy of the Executive Bonus Plan as an exhibit or advise. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company advises the Staff that the Company will file its Executive Bonus Plan with a future filing of the Registration Statement. The Company has revised the Exhibit Index to the Registration Statement accordingly.

Principal and Selling Stockholders, page 123

18.	We note that according to the table, Jeffrey T. Parks does not beneficially own any of your shares. Footnote (6), however, discloses that he shares voting or dispositive power over shares held by Riverwood Capital. Please advise or revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 128 and 129 of the Registration Statement to clarify Mr. Parks’ voting and dispositive power over shares held by Riverwood Capital.

Division of Corporation Finance

August 12, 2015

Shares Eligible for Future Sale, page 131

19.	Please disclose the number of “restricted securities” that will be publicly available for sale immediately after and 180 days after effectiveness.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Registration Statement to include the number of restricted securities that will be publicly available for sale immediately after and 180 days after effectiveness.

Underwriting, page 139

20.	Please tell us where in this section you disclose the exceptions and terms and conditions to the lock-up agreement that you refer to on pages 39 and 127.

In response to the Staff’s comment, the Company has revised the disclosure on pages 144, 145 and 146 of the Registration Statement to describe the material exceptions and terms and conditions of the lock-up agreement.

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Concentration Risk, page F-9

21.	Please tell us whether any of your end-customer accounted for more than 10% of accounts receivable as of July 2013 and 2014 and April 30, 2014. If any of your end-customer represents more than 10%, please disclose the percentage or amount of accounts receivable for those customers.

The Company advises the Staff that substantially all of its contractual relationships for the sale of its solutions are entered into with the Company’s channel partners, that its accounts receivable represent receivables that are due from these channel partners, not the end-customers, and that these receivables are due from these channel partners regardless of whether the end-customer has paid the channel partner. As a result, the Company’s accounts receivable are contractually owed by these channel partners, and not by the end-customers with whom these channel partners enter into separate sales arrangements. Therefore, given that the Company’s channel partners bear the credit risk with respect to the end-customers and are required to pay the Company irrespective of whether they collect from the end-customer, the Company advises the Staff that the Company is not exposed to end-customer specific credit concentration risk.

Division of Corporation Finance

August 12, 2015

Revenue Recognition, page F-11

22.	We note that your PCS contracts include the right to receive software upgrades, bug fixes, and parts replacement services related to your hardware appliances. Please clarify whether you sell PCS for non-software deliverables together with PCS for non-essential software. If so, please tell us how you allocate the PCS revenue to these deliverables. Refer to ASC 985-605-25-10(f).

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Registration Statement to clarify that the Company sells PCS for non-software deliverables together with PCS for non-essential software, and how it allocates the PCS revenue to these deliverables.

Deferred Commissions, page F-12

23.	We note that your deferred commission amounts are recoverable through the revenue streams and are amortized over the same period that revenue is recognized from the related customer contract. Please tell us whether these customer contracts are cancelable. If so, please tell us how you evaluate the deferred commissions for recoverability.

The Company advises the Staff that it pays commissions based on the receipt of a valid purchase order, which generally includes the purchase of a product and related PCS. Amounts paid for commissions are deferred to the extent that the related revenue has not yet been recognized, the majority of which relates to PCS contracts. In the event of a cancellation of a purchase order prior to shipment of the product or subsequent non-payment by the channel partner, the Company’s commission plan allows the Company to claw back amounts paid as sales commissions. Additionally, PCS contracts are non-cancelable, cash is collected up front, and the Company does not allow refunds. Therefore, based on the above facts, the Company advises the Staff that the Company’s deferred commissions are recoverable through the related deferred revenue amounts.

Note 10. Equity Award Plans, page F-24

24.

We note from your disclosures on page F-26 that upon effectiveness of this offering, you will record cumulative stock-based compensation expense related to certain performance stock awards. Tell us the estimated amount of compensation you expect to record for such awards and the estimated number of Performance RSUs that will vest upon completion of this offering. Also, to the extent material, tell us whether you considered including pro forma adjustments on the face of the historical balance sheet

Division of Corporation Finance

August 12, 2015

to reflect the share-based compensation that will be recorded at closing. In addition, tell us your consideration to include a pro forma adjustment to the denominator in your EPS calculations for the number of RSUs that will convert to common stock upon effectiveness, if material.

The Company advises the Staff that it estimates that it will record approximately $20.0 million of stock-based compensation expense related to its performance awards where the relevant service conditions have been satisfied as of the effective date of the offering (based on the performance awards outstanding as of April 30, 2015 and an assumed offering effective date of October 1, 2015). The Company also advises the Staff that no Performance RSUs will vest concurrent with the completion of the offering, as the terms of the Performance RSUs require ongoing service requirements through the one-month anniversary of the expiration of the lock-up period, which is expected to be six months after completion of this offering. Upon the one-month anniversary of the expiration of the lock-up period, an estimated total of approximately 1.4 million RSUs will vest, with the remaining approximately 2.7 million RSUs vesting ratably over the remaining weighted-average service period of approximately 1.6 years.

The Company further advises the Staff that it considered the guidance contained in Section 3430 of the Division of Corporation Finance’s Financial Reporting Manual when considering whether to include pro forma adjustments on the face of the historical balance sheet to reflect the stock-based compensation that will be recorded as of the effective date of the offering. The Company advises the Staff that such adjustment will not result in a material reduction of permanent equity or result in the redemption of a material amount of equity securities in conjunction with the offering. Furthermore, the Company considered whether to include a pro forma adjustment to the denominator in the Company’s EPS calculations for the number of RSUs that will convert to common stock associated with the Performance RSUs. The Company advises the Staff that as the vesting and settlement of the Performance RSUs is dependent upon continued service by the related employees, initially through the one-month anniversary of the expiration of the lock-up period, and thereafter over the remaining service period, and as the RSU holders have no ownership of the shares and have no right to dividends or voting rights until the awards vest and settle, the Company advises the Staff that it does not believe that it should include the related shares as a pro-forma adjustment in the denominator in its EPS calculations.

General

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Division of Corporation Finance

August 12, 2015

The Company is supplementally providing the Staff under separate cover with a copy of all written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), presented to potential investors in reliance on Section 5(d) of the Securities Act.

26.	We are in receipt of your confidential treatment request in connection with Exhibit 10.15. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

The Company acknowledges that any comments with respect to the Company’s confidential treatment request must be resolved and the Company’s application must be complete prior to seeking acceleration of the effective date of the Registration Statement.

27.	Regarding the industry data and other research you cite in your prospectus by Gartner and IDC, please include the dates of any such reports and provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted. Mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus. Also tell us whether any of the data was prepared for you or for the offering.

The Company is supplementally providing the Staff under separate cover with copies of the industry data and other research by Garner and IDC cited in the Registration Statement, marked to designate the portions the Company relied on and cross-referenced to the statements in the prospectus. The Company advises the Staff that, other than the Company models described in the Registration Statement which were prepared by the Company and validated by IDC, no such reports were commissioned by the Company or prepared specifically for the offering.

***

Division of Corporation Finance

August 12, 2015

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

By:	/s/ Mark B. Baudler
Mark B. Baudler

cc:	Dheeraj Pandey, Nutanix, Inc.

Duston Williams, Nutanix, Inc.

Kenneth Long, Nutanix, Inc.

Eric Whitaker, Nutanix, Inc.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey R. Vetter, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Previn Waas, Deloitte & Touche LLP